UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Macquarie Global Infrastructure Total Return Fund Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

55608D101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 661,186.8169
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 661,186.8169
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,186.8169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 661,186.8169
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 661,186.8169
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,186.8169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,444
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 220,444
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,417
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 220,417
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 219,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 219,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 208,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,463
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,463
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 227,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 227,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 227,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Macquarie Global Infrastructure Total Return Fund Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 125 West 55th Street, New York, NY 10019.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Activism Partners LLC, a Delaware limited liability company (“WIAP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (together with WILLC, WIHP, WIAP, and WITRP, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”), Benchmark Plus Partners, L.L.C., a Delaware limited liability company (“BPP”), Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), Scott Franzblau and Robert Ferguson (together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and WILLC and BPP.

WILLC has sole voting and investment power over WIHP’s, WIAP’s, and WITRP’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.  BPM is the managing member of each of BPIP and BPP, and Messrs. Franzblau and Ferguson, in their roles as managing members of BPM, have sole voting and investment control over BPIP’s and BPP’s security holdings.

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WIAP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as the managing member of WIAP, and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WITRP, and WIAP is acquiring, holding and disposing of investments in various companies.

The principal business of each of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of each of BPIP and BPP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal occupation of Mr. Franzblau is acting as a managing member of BPM.

CUSIP NO. 55608D101

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson, Ferguson and Franzblau are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 661,186.8169 Shares beneficially owned by WILLC is approximately $11,140,233.  The Shares beneficially owned by WILLC consist of 500 Shares that were acquired with WILLC’s working capital, and 4.8169 Shares held by WILLC that were acquired through the Issuer’s dividend repurchase plan, 220,444 Shares that were acquired with WIHP’s working capital, 220,417 Shares that were acquired with WIAP’s working capital, and 219,821 Shares that were acquired with WITRP’s working capital.

The aggregate purchase price of the 227,351 Shares beneficially owned by BPM is approximately $4,160,868.  The Shares beneficially owned by BPM consist of 208,888 Shares that were acquired with BPIP’s working capital and 18,463 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors of the Issuer (the “Board”) and other shareholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by, among other things, the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced to a nominal amount.  The Reporting Persons are also concerned with the Issuer’s general record of poor corporate governance and its classified board structure.  Of particular concern, the Reporting Persons note the Issuer’s “absolute majority voting provision” in the election of directors, which requires the affirmative vote of the holders of a majority of the outstanding Shares to elect directors.  This provision virtually assures that there will be a failed election in any election in which the incumbent directors do not run unopposed.  The Reporting Persons believe the absolute majority voting provision is intended to entrench the incumbent directors and represents the worst in corporate governance.  The Reporting Persons strongly encourage management and the Board to eliminate this shareholder unfriendly provision to prevent failed elections in the future.  The Reporting Persons believe that the Board’s failure to institute best practice corporate governance measures is indicative of a board that places management’s interests over those of its shareholders.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning, among other things, changes to the management, the Board, capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,317,074 Shares outstanding, which is the total number of Shares outstanding as of May 31, 2010, as reported in the Issuer’s Semi-Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on August 5, 2011.

CUSIP NO. 55608D101

As of the close of business on September 9, 2011, WIHP, WIAP, and WITRP beneficially owned 220,444, 220,417, and 219,821 Shares, respectively, constituting approximately 1.3%, approximately 1.3%, and approximately 1.3%, respectively, of the Shares outstanding.

As the general partner of each of WIHP and WITRP, and the managing member of WIAP, WILLC may be deemed to beneficially own the 660,682 Shares owned in the aggregate by WIHP, WIAP, and WITRP, constituting approximately 3.8% of the Shares outstanding, in addition to the 504.8169 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 661,186.8169 Shares beneficially owned by WILLC, constituting approximately 3.8% of the Shares outstanding.

As of the close of business on September 9, 2011, BPIP and BPP beneficially owned 208,888 and 18,463 Shares, respectively, constituting approximately 1.2% and less than 1%, respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 227,351 Shares owned in the aggregate by BPIP and BPP, constituting approximately 1.3% of the Shares outstanding.  As managing members of BPM, each of Messrs. Franzblau and Ferguson may be deemed to beneficially own the 227,351 Shares beneficially owned by BPM, constituting approximately 1.3% of the Shares outstanding.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Western Entities by virtue of their respective positions as described in Item 2.

Each of BPM and Messrs. Franzblau and Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Benchmark Entities by virtue of their respective positions as described in Item 2.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 12, 2011, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Arthur D. Lipson, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Robert Ferguson, and Scott Franzblau, dated September 12, 2011.

CUSIP NO. 55608D101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2011	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 55608D101

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member
BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 55608D101

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)
WESTERN INVESTMENT HEDGED PARTNERS L.P.
07/11/11	4,432	18.0359
07/12/11	1,500	17.8996
07/12/11	8,300	17.9068
07/13/11	2,200	17.9710
07/13/11	4,200	18.0169
07/14/11	2,700	18.0168
07/14/11	1,700	17.9871
07/15/11	100	17.9985
07/15/11	1,400	17.9761
07/18/11	2,000	17.6722
07/19/11	100	17.7585
07/19/11	4,200	17.8391
07/20/11	1,600	17.9674
07/21/11	1,500	18.3891
07/21/11	1,500	18.3828
07/22/11	1,700	18.3683
07/22/11	2,100	18.3668
07/25/11	1,800	18.3059
07/25/11	900	18.2536
07/26/11	4,300	18.3334
07/26/11	1,700	18.3149
07/27/11	6,600	18.0221
07/27/11	700	17.9527
07/28/11	400	17.9531
07/28/11	6,899	17.9353
07/29/11	13,600	17.7621

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

07/29/11	2,000	17.7127
08/01/11	7,884	17.7183
08/02/11	800	17.7185
08/02/11	3,300	17.4051
08/03/11	3,800	17.3117
08/03/11	8,700	17.1304
08/04/11	2,366	16.6203
08/04/11	3,000	16.5724
08/05/11	3,200	16.2770
08/05/11	11,700	16.2411
08/08/11	1,900	15.1477
08/08/11	6,400	15.4122
08/09/11	7,700	15.1568
08/09/11	3,000	15.1047
08/10/11	8,000	15.3324
08/11/11	4,100	15.6960
08/11/11	400	15.1972
08/12/11	41	16.0585
08/15/11	4,200	16.4137
08/15/11	105	16.3385
08/17/11	4,500	16.6915
08/17/11	3,500	16.6839
08/18/11	4,900	16.0591
08/18/11	4,700	16.0318
08/19/11	7,000	15.6908
08/19/11	14,400	15.5338
08/22/11	200	15.7741
08/22/11	2,800	15.7503
08/23/11	1,200	15.9820
08/24/11	3,100	16.3595

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

08/24/11	3,117	16.3587
08/29/11	200	16.5875
08/29/11	100	16.4602
08/31/11	4,300	17.0610
08/31/11	2,300	16.9863
09/09/11	3,400	16.1922
WESTERN INVESTMENT ACTIVISM PARTNERS LLC
07/11/11	4,300	18.0360
07/12/11	1,381	17.8996
07/12/11	8,319	17.9068
07/13/11	2,300	17.9710
07/13/11	4,159	18.0169
07/14/11	2,700	18.0168
07/14/11	1,800	17.9870
07/15/11	100	17.9985
07/15/11	1,489	17.9759
07/18/11	2,000	17.6722
07/19/11	4,340	17.8391
07/20/11	1,700	17.9674
07/21/11	1,560	18.3890
07/21/11	1,360	18.3828
07/22/11	1,700	18.3683
07/22/11	2,100	18.3668
07/25/11	1,800	18.3059
07/25/11	800	18.2536
07/26/11	4,300	18.3334
07/26/11	1,700	18.3149
07/27/11	6,600	18.0221
07/27/11	700	17.9527
07/28/11	400	17.9531

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

07/28/11	6,900	17.9353
07/29/11	13,624	17.7621
07/29/11	2,014	17.7127
08/01/11	7,800	17.7183
08/02/11	700	17.7185
08/02/11	3,339	17.4051
08/03/11	3,787	17.3117
08/03/11	8,822	17.1304
08/04/11	2,500	16.6202
08/04/11	3,101	16.5724
08/05/11	3,100	16.2770
08/05/11	11,720	16.2411
08/08/11	1,900	15.1477
08/08/11	6,400	15.4122
08/09/11	7,664	15.1569
08/09/11	3,038	15.1047
08/10/11	8,100	15.3324
08/11/11	4,100	15.6960
08/11/11	315	15.1972
08/15/11	4,300	16.4137
08/17/11	4,437	16.6915
08/17/11	3,615	16.6839
08/18/11	4,900	16.0591
08/18/11	4,600	16.0318
08/19/11	6,905	15.6908
08/19/11	14,400	15.5338
08/22/11	300	15.7741
08/22/11	2,676	15.7504
08/23/11	1,260	15.9820
08/24/11	3,073	16.3595

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

08/24/11	3,000	16.3588
08/29/11	300	16.5792
08/29/11	100	16.4602
08/31/11	4,500	17.0610
08/31/11	2,219	16.9864
09/09/11	3,300	16.1922
WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
07/11/11	4,300	18.0360
07/12/11	1,400	17.8996
07/12/11	8,400	17.9068
07/13/11	2,200	17.9710
07/13/11	4,200	18.0169
07/14/11	2,700	18.0168
07/14/11	1,700	17.9871
07/15/11	100	17.9985
07/15/11	1,400	17.9761
07/18/11	2,000	17.6722
07/19/11	27	17.7585
07/19/11	4,273	17.8391
07/20/11	1,600	17.9674
07/21/11	1,500	18.3891
07/21/11	1,500	18.3828
07/22/11	1,700	18.3683
07/22/11	2,081	18.3668
07/25/11	1,800	18.3059
07/25/11	900	18.2536
07/26/11	4,205	18.3334
07/26/11	1,660	18.3149
07/27/11	6,475	18.0221
07/27/11	700	17.9527
07/28/11	400	17.9531
07/28/11	6,900	17.9353
07/29/11	13,600	17.7621

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

07/29/11	2,000	17.7127
08/01/11	7,800	17.7183
08/02/11	800	17.7185
08/02/11	3,300	17.4051
08/03/11	3,800	17.3117
08/03/11	8,700	17.1304
08/04/11	2,500	16.6202
08/04/11	3,000	16.5724
08/05/11	3,100	16.2770
08/05/11	11,800	16.2411
08/08/11	1,900	15.1477
08/08/11	6,400	15.4122
08/09/11	7,700	15.1568
08/09/11	3,000	15.1047
08/10/11	8,000	15.3324
08/11/11	4,200	15.6960
08/11/11	300	15.1972
08/15/11	4,200	16.4137
08/17/11	4,500	16.6915
08/17/11	3,500	16.6839
08/18/11	4,900	16.0591
08/18/11	4,700	16.0318
08/19/11	7,000	15.6908
08/19/11	14,400	15.5338
08/22/11	200	15.7741
08/22/11	2,800	15.7503
08/23/11	1,200	15.9820

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

08/24/11	3,100	16.3595
08/24/11	3,000	16.3588
08/29/11	200	16.5875
08/29/11	100	16.4602
08/31/11	4,300	17.0610
08/31/11	2,300	16.9863
09/09/11	3,400	16.1922